SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM 11-K

                            ------------------------

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                            ------------------------


                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN

                            ------------------------



                     SOUTHWEST BANCORPORATION OF TEXAS, INC.
                              4400 POST OAK PARKWAY
                              HOUSTON, TEXAS 77027

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                  -----------



                              FINANCIAL STATEMENTS
                      WITH INDEPENDENT ACCOUNTANTS' REPORT
        FOR THE PERIODS ENDED JUNE 11, 1999, DECEMBER 31, 1998 AND 1997

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS

                                   ----------

                                                                    PAGE(S)

Independent Accountants' Report                                        1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of June 11, 1999 and
    December 31, 1998                                                  2

  Statement of Changes in Net Assets Available for Benefits,
    for the period ended June 11, 1999 and for the years
    ended December 31, 1998 and 1997                                  3-5

  Notes to Financial Statements                                       6-11

Supplemental Schedule:

  Item 27d - Schedule of Reportable Transactions
    for the period ended June 21, 1999                                 12

                        INDEPENDENT ACCOUNTANTS' REPORT
                        -------------------------------

To the Administrator of the
Fort Bend Holding Corporation
Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of the Fort Bend Holding Corporation Employee Stock Ownership Plan as of June 11, 1999 and December 31, 1998, and the related statement of changes in net assets available for benefits for the period ended June 11, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 9, the Plan was merged into the Southwest Bank of Texas 401(k) Savings Plan effective April 1, 1999.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Fort Bend Holding Corporation Employee Stock Ownership Plan as of June 11, 1999 and December 31, 1998, and the changes in net assets available for benefits for the period ended June 11, 1999 and the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /S/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
May 26, 2000

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       JUNE 11, 1999 AND DECEMBER 31, 1998
                                 --------------

ASSETS:                                            JUNE 11, 1999
                                       --------------------------------------
                                       ALLOCATED    UNALLOCATED      TOTAL
                                       ----------   -----------    ----------
Investments in Fort Bend Holding
  Corp. common stock, at fair
  value                                $     -      $     -        $     -

Cash and cash equivalents                    -            -              -
                                       ----------   -----------    ----------

  Total assets                               -            -              -


LIABILITIES:

Loan payable                                 -            -              -
Other payable                                -            -              -
                                       ----------   -----------    ----------

  Total liabilities                          -            -              -
                                       ----------   -----------    ----------


Net assets available for benefits      $     -      $     -        $     -
                                       ==========   ==========     ==========



ASSETS:                                          DECEMBER 31, 1998
                                       --------------------------------------
                                       ALLOCATED    UNALLOCATED      TOTAL
                                       ----------   -----------    ----------

Investments in Fort Bend Holding
  Corp. common stock, at fair
  value                                $2,889,554   $     -        $2,889,554*

Cash and cash equivalents                  72,671         -            72,671

Accounts receivable-employer
  contributions                              -          39,563         39,563
                                       ----------   ----------     ----------

  Total assets                          2,962,225       39,563      3,001,788

LIABILITIES:

Loan payable                                 -          39,359         39,359
Other payable                                -              97             97
                                       ----------   ----------     ----------

  Total liabilities                          -          39,456         39,456
                                       ----------   ----------     ----------

Net assets available for benefits      $2,962,225   $      107     $2,962,332
                                       ==========   ==========     ==========


* Represents five percent of net assets.

              The accompanying notes are an integral part of these
                              financial statements.

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE PERIOD ENDED JUNE 11, 1999 AND

                   THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                 ---------------

                                                            1999
                                            --------------------------------------
                                            ALLOCATED    UNALLOCATED      TOTAL
                                            ----------   ----------     ----------
Investment income:
  Interest                                  $    1,516   $     -        $    1,516
  Dividends                                     11,827         -            11,827
                                            ----------   ----------     ----------

    Total additions                             13,343         -            13,343
                                            ----------   ----------     ----------

Realized loss in market value of
  investments                                    3,726         -             3,726
Interest expense                                    96          107            203
Other fees                                       1,500         -             1,500
Transfer of cash to Southwest Bank
  of Texas 401(k) Plan                          84,418         -            84,418
Transfer of 171,012 shares of common
  stock of Southwest Bancorporation
  of Texas, Inc., at market value            2,885,828         -         2,885,828
                                            ----------   ----------     ----------

    Total deductions                         2,975,568          107      2,975,675
                                            ----------   ----------     ----------

    Net change in assets available
      for benefits                          (2,962,225)        (107)    (2,962,332)

Net assets available for benefits,
  beginning of year                          2,962,225          107      2,962,332
                                            ----------   ----------     ----------

Net assets available for benefits,
  end of year                               $     -      $     -        $     -
                                            ==========   ==========     ==========












              The accompanying notes are an integral part of these
                              financial statements.

                                    Continued

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED
                     FOR THE PERIOD ENDED JUNE 11, 1999 AND

                   THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                  -------------

                                                           1998
                                           ---------------------------------------
                                            ALLOCATE     UNALLOCATED       TOTAL
                                           ----------    ----------     ----------
Investment income:
  Net unrealized appreciation in
    market value of investments            $  267,037    $   57,503     $  324,540
  Interest                                      2,317           359          2,676
  Dividends                                    38,978         8,364         47,342
Employer contributions                           -          117,418        117,418
Allocation of 20,910 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                       512,295          -           512,295
                                           ----------    ----------     ----------

    Total additions                           820,627       183,644      1,004,271
                                           ----------    ----------     ----------

Interest expense                                 -            7,882          7,882
Distributions to participants                  18,408          -            18,408
Allocation of 20,910 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                          -          512,295        512,295
                                           ----------    ----------     ----------

    Total deductions                           18,408       520,177        538,585
                                           ----------    ----------     ----------

    Net change in assets available
      for benefits                            802,219      (336,533)       465,686

Net assets available for benefits,
  beginning of year                         2,160,006       336,640      2,496,646
                                           ----------    ----------     ----------

Net assets available for benefits,
  end of year                              $2,962,225    $      107     $2,962,332
                                           ==========    ==========     ==========

              The accompanying notes are an integral part of these
                              financial statements.

                                    Continued

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED

                     FOR THE PERIOD ENDED JUNE 11, 1999 AND

                     THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                  -------------

                                                           1997
                                           ---------------------------------------
                                           ALLOCATED     UNALLOCATED      TOTAL
                                           ----------    ----------     ----------
Investment income:
  Net unrealized appreciation in
    market value of investments            $  593,747    $  519,730     $1,113,477
  Interest                                      1,004           108          1,112
  Dividends                                    16,956         9,611         26,567
Employer contributions                           -          195,768        195,768
Allocation of 34,528 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                       750,944          -           750,944
                                           ----------    ----------     ----------
    Total additions                         1,362,651       725,217      2,087,868
                                           ----------    ----------     ----------
Interest expense                                 -           16,514         16,514
Distributions to participants                  24,939          -            24,939
Allocation of 34,528 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                          -          750,944        750,944
                                           ----------    ----------     ----------
    Total deductions                           24,939       767,458        792,397
                                           ----------    ----------     ----------
    Net change in assets available
      for benefits                          1,337,712       (42,241)     1,295,471

Net assets available for benefits,
  beginning of year                           822,294       378,881      1,201,175
                                           ----------    ----------     ----------
Net assets available for benefits,
  end of year                              $2,160,006    $  336,640     $2,496,646
                                           ==========    ==========     ==========

              The accompanying notes are an integral part of these
                              financial statements.

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   ---------

1.   PLAN DESCRIPTION AND BASIS OF PRESENTATION

     The following description of the Fort Bend Holding Corporation (the "Company") Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Company established the Plan effective as of April 1, 1993. The Plan operates as a leveraged employee stock ownership plan ("ESOP") and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 ("the Code"), as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA"). The Plan is administered by a four person committee appointed by the Company's Board of Directors. First Bankers Trust Company is the Plan's Trustee.

     The Plan purchased Company common shares using the proceeds of a bank borrowing (See Note 6) guaranteed by the Company, and holds the stock in a trust established under the Plan. As the Plan repays the bank borrowing, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

     Effective April 1, 1999 the Company merged with Southwest Bancorporation of Texas, Inc. Accordingly, on April 1, 1999 the Plan was merged into the Southwest Bank of Texas 401(k) Savings Plan (the "Southwest Plan") (See
     Note 9).

     ELIGIBILITY

     Employees of the Company and its subsidiaries are generally eligible to participate in the Plan as of January 1 or July 1 coincident with and following the completion of twelve consecutive months of service providing they worked at least 1,000 hours during such plan year. Participants who have not completed twelve consecutive months and at least 1,000 hours of service during such plan year or who are not employed on the last working day of a Plan year are generally not eligible for an allocation of Company shares for such year. Shares are allocated in proportion to participant's compensation and vest 100% after the participant has completed five years of service.

                                    Continued

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -------------

1.   PLAN DESCRIPTION AND BASIS OF PRESENTATION, CONTINUED

     A former participant in the Plan will again become eligible to participate immediately upon being rehired by the Company, provided the employee has not incurred a break as defined in the Plan document.

     FORFEITURES

     Forfeitures shall first be made available to reinstate previously forfeited account balances of participants. Remaining forfeitures shall be allocated among the participants' accounts in the same proportion that each participant's compensation bears to total compensation of all participants for the year. There were $46,185 of forfeitures during the period ended June 11, 1999 and no forfeitures during the years ended December 31, 1998 and 1997.

     ALLOCATION

     The bank loan is collateralized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities, and the changes therein pertaining to (a) stock allocated to participants (allocated), and
     (b) stock not yet allocated to participants (unallocated).

     DISTRIBUTIONS TO PARTICIPANTS

     No distributions from the Plan will be made until a participant retires, dies (in which case, payments shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company and its subsidiaries unless a participant attains the age of 70 1/2, at which time they may be subject to mandatory distributions under ERISA. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

                                   Continued

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  ------------

1.   PLAN DESCRIPTION AND BASIS OF PRESENTATION, CONTINUED

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

     TERMINATION

     The Company reserves the right to terminate the Plan at any time, subject to Plan provisions and ERISA. Upon such termination of the Plan, each participant is immediately 100% vested. The trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Plan Administrator shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. All previously unallocated shares will be allocated as prescribed by the Plan (See Note 9).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     DISTRIBUTIONS TO PARTICIPANTS

     Distributions are recorded when made.

                                   Continued

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 --------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The common shares of the Company are valued at market. The Company's stock is publicly traded on the NASDAQ national market under the symbol "FBHC".

     Dividend income is recognized on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the market value of its investments which consist of the realized gains and the unrealized appreciation on those investments.

3.   RISKS AND UNCERTAINTIES

     CREDIT RISK

     The Plan invests solely in Company stock which is exposed to various risks, especially market risks. Due to the level of risk associated with the stock and the level of uncertainty related to changes in the value of the stock, it is at least reasonably possible that changes in risks in the near term would materially affect participants' accounts and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. In addition, due to the level of activity of trades of Company stock, it is at least reasonably possible that the market value of the stock as a whole would be different than the quoted price of the stock.

4.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 1, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan continues to be qualified and the related trust continues to be tax-exempt.

                                   Continued

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  ------------

5.   ADMINISTRATION OF PLAN ASSETS

     The Plan's assets, which consist of Company common shares and cash and cash equivalents, are held by the Trustee of the Plan.

     Company contributions are held and managed by the Trustee which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payments of interest and principal on the loans, which is reimbursed to the Trustee through contributions as determined by the Company.

     Certain administrative functions are performed by officers or employees of the Company. Administrative expenses for the Trustee's fees are paid directly by the Company.

6.   INVESTMENTS

     The Plan's investments at June 11, 1999 and December 31, 1998 are presented as follows:

                                      1999                      1998
                            -----------------------   -----------------------
                            ALLOCATED   UNALLOCATED   ALLOCATED   UNALLOCATED
                            ---------   -----------   ----------  -----------

     Fort Bend Holding Corp.
       common shares:

       Number of shares           -           -          117,941        -

       Cost                 $     -     $     -       $  589,705  $     -

       Market               $     -     $     -       $2,889,554  $     -

                                   Continued

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  ------------

7.   LOAN PAYABLE

     In June 1993, the Plan entered into a $614,250 term loan agreement with a bank to purchase shares of common stock of the Company. The borrowing is guaranteed by the Company but does not represent a legally binding contribution commitment. The loan is collateralized by the unallocated shares held by the Plan and the lender has no rights against the allocated shares. The loan agreement provides for the loan to be repaid over seven years in semi-annual principal payments of $43,875 plus interest at a variable rate based on the lender's index rate. The loan interest rate for the year ended December 31, 1998 was 6.5%. Due to the Company's decision to prepay a portion of their loan before December 31, 1997, the next principal payment is not due until June 1999. Interest continues to be due semi-annually. Prior to the merger of this Plan into the Southwest Plan this loan was paid in full.

8.   EMPLOYER CONTRIBUTIONS

     The Plan is a noncontributory plan funded by discretionary employer contributions. The Company's contribution is approved by its board of directors and is not to exceed the maximum amount deductible under Section 404 of the Code.

9.   PLAN TERMINATION

     On April 1, 1999 the Plan was merged into the Southwest Plan and, in accordance with the agreement, the Plan's investment in Fort Bend Holding Corp. common stock was exchanged for 1.45 times the common stock of Southwest Bancorporation of Texas, Inc. Upon termination of the Plan, all of the participants were immediately fully vested in the benefits provided pursuant to the Plan, and the trustee of the Plan was directed to transfer the net assets of the Plan to the trustee of the Southwest Plan as soon as practicable. The transferred net assets have been recognized in the accounts of the Southwest Plan at their balances as previously carried in the accounts of the Plan. The total amount of net assets available for benefits transferred on June 11, 1999 was $2,970,246.

                           SUPPLEMENTARY INFORMATION

                          FORT BEND HOLDING CORPORATION

                          EMPLOYEE STOCK OWNERSHIP PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE PERIOD ENDED JUNE 11, 1999

                                   ----------

                              NUMBER OF     PURCHASE      SELLING      CURRENT
IDENTITY OF PARTY INVOLVED   TRANSACTIONS    PRICE         PRICE        VALUE
--------------------------   ------------  ----------    ----------   ----------
Fort Bend Holding Corp.
  common stock                     2       $  589,705    $2,063,967*
Southwest Bancorporation of
  Texas, Inc. common stock         2        2,063,967                 $2,063,967



* Effective April 1, 1999 the Plan was merged into the Southwest Plan and the Fort Bend Holding Corp. common stock was exchanged for 1.45 times Southwest Bancorporation common stock. On June 11, 1999 the Southwest Bancorporation common stock was transferred from this Plan to the Southwest Plan at the current market value of $2,885,827.